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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                     BINGHAM FINANCIAL SERVICES CORPORATION
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                                    090433 10 3
                      (CUSIP Number of Class of Securities)

                                 Ronald A. Klein
                     Bingham Financial Services Corporation
                         260 East Brown Street, MI 48009
                                 (248) 644-5470
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 APRIL 27, 1999
             (Date of Event Which Requires Filing of This Statement)

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         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. | |

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 6 Pages


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CUSIP No. 090433 10 3                   13D                   Page 2 of 6 Pages


==================================================================================================================
                                  SCHEDULE 13D
------------------------------------------------------------------------------------------------------------------
CUSIP No. 090433 10 3
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
1         NAME OF REPORTING PERSON            BRIAN M. HERMELIN
          S.S. or I.R.S. Identification No. of Above Person
------------------------------------------------------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                               (a) | |

                                                                                                         (b) | |
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3         SEC USE ONLY
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4         SOURCE OF FUNDS                                 PF, AF
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5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                                                     | |
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6         CITIZENSHIP OR PLACE OF ORGANIZATION                  UNITED STATES
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             NUMBER OF               7      SOLE VOTING POWER                     133,333
              SHARES
                                     -----------------------------------------------------------------------------
           BENEFICIALLY              8      SHARED VOTING POWER                 -0-
             OWNED BY
                                     -----------------------------------------------------------------------------
               EACH                  9      SOLE DISPOSITIVE POWER                133,333
             REPORTING
                                     -----------------------------------------------------------------------------
              PERSON                 10     SHARED DISPOSITIVE POWER            -0-
               WITH
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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                          133,333
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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES                                                                            | |
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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                           5.5%
------------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON                          IN
==================================================================================================================


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CUSIP No. 090433 10 3         13D                      Page 3 of 6 Pages

ITEM 1.           SECURITY AND ISSUER.

         This Schedule 13D relates to the common stock, no par value (the "Common Stock"), of Bingham Financial Services Corporation, a Michigan corporation ("Bingham" or the "Company"). The Company's principal executive offices are located at 260 East Brown Street, Suite 200, Birmingham, Michigan 48009.


ITEM 2.           IDENTITY AND BACKGROUND.

         This Schedule 13D is filed by Brian M. Hermelin (the "Reporting Person"). The Reporting Person's business address is 2064 D Street, Belleville, Michigan 48111. The Reporting Person is a Director of the Company. He is also the Chief Operating Officer and a Director of USA Jet Airlines, the principal business address of which is 2064 D Street, Belleville, MI 48111, and the President of Gamm, Inc. ("Gamm"), a Michigan corporation. Gamm is the general partner of both Kamar J. Fabri, a Michigan limited partnership, the principal business address of which is ("Fabri") and Lamm Investments, a Michigan limited partnership ("Lamm").

         During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Reporting Person is a citizen of the United States of America.


ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Reporting Person purchased 12,000 shares of Common for his own account for an aggregate of $180,000 on April 27, 1999; the funds used for this purchase were from the Reporting Person's personal funds. Fabri purchased 70,000 shares of Common for its account for an aggregate of $1,050,000 on April 27, 1999; the funds used for this purchase were derived from Fabri's funds. Lamm purchased 18,000 shares of Common for its account for an aggregate of $270,000 on April 27, 1999; the funds used for this purchase were derived from Lamm's funds.

ITEM 4.           PURPOSE OF TRANSACTION.

November 1997

         On November 11, 1997, the Reporting Person acquired 30,000 shares of Common Stock in the open market to be held as a personal investment.

April 1999

         On April 27, 1999, the Reporting Person acquired 12,000 shares of Common Stock pursuant to a private placement by the Company to be held as a personal investment.


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CUSIP No. 090433 10 3              13d                 Page 4 of 6 Pages

         On April 27, 1999, Fabri acquired 70,000 shares of Common Stock pursuant to a private placement by the Company to be held as a business investment.

         On April 27, 1999, Lamm acquired 18,000 shares of Common Stock pursuant to a private placement by the Company to be held as a business investment.

         The Reporting Person is currently a member of the Company's Board of Directors. The Reporting Person may acquire beneficial ownership of additional shares of the Common Stock from time to time in the open market based on factors such as the Company's financial condition, results of operations and future prospects, the market value of the Common Stock and general economic and market conditions. The Reporting Person does not have any present plans or proposals which would relate to or would result in any of the events described in Items
(a) through (j) of the instructions to Item 4 of Schedule 13D.


ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the date of this Schedule 13D, the Reporting Person is the beneficial owner of 133,333 shares of Common Stock, which represents approximately 5.5% of the outstanding shares of Common Stock, according to information set forth in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999. Specifically, the Reporting Person is currently the record owner of 42,000 shares of Common Stock; pursuant to Rule 13d-3(a), the beneficial owner of 88,000 by virtue of his right to vote or direct the voting of the Common Stock owned by Fabri and Lamm; and, pursuant to Rule 13d-3(d)(1), the beneficial owner of 3,333 shares of Common Stock by virtue of his currently exercisable option to acquire that number of shares of Common Stock.

         (b) The Reporting Person has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, the Common Stock he beneficially owns.

         (c) As set forth in Item 4, on April 27, 1999, the Reporting Person acquired 12,000 shares of Common Stock at $15.00 per share for $180,000, Fabri acquired 70,000 shares of Common Stock at $15.00 per share for $1,050,000 and Lamm acquired 18,000 shares of Common Stock at $15.00 per share for $270,000. All of the shares were issued by the Company and were acquired pursuant to subscription agreements between each of the acquirers and the Company.

         (d)  Not applicable.

         (e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The Reporting Person holds a currently exercisable stock option granted by the Company to purchase 3,333 shares of Common Stock at an exercise price of $10.00 per share that expires on November 13, 2007.


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CUSIP No.  090433 10 3                  13D            Page 5 of 6 Pages

         In addition, the Reporting Person holds an option granted by the Company to purchase an additional 1,667 shares of Common Stock at an exercise price of $10.00 per share, that becomes exercisable on November 13, 1999 and expires on November 13, 2007.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

         Not applicable.


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CUSIP No.  090433 10 3                 13D             Page 6 of 6 Pages



                    [Signature contained on following page.]

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   July 26, 1999

                                       /s/ Brian M. Hermelin
                                       ---------------------------------
                                           Brian M. Hermelin